Exhibit 1

FOR IMMEDIATE RELEASE	21 JUNE 2013

WPP PLC (“WPP”)

WPP launches Geometry Global

G2, OgilvyAction and JWTAction combine to form world’s largest activation agency

LONDON—WPP (NASDAQ:WPPGY) announces the launch of Geometry Global which even at inception will form the largest and geographically strongest activation agency in the world.

Geometry Global will be an autonomous network within WPP. With headquarters in London and New York, it comprises G2, Grey Group’s activation agency, OgilvyAction, Ogilvy & Mather’s activation business and JWTAction, JWT’s shopper marketing and experiential agency. JWTAction is itself a joint venture between JWT and OgilvyAction in the United States and will retain its autonomy within Geometry Global.

Geometry Global addresses increasing client demand for activation, which with the emergence of digital and mobile media, now results in reaching people both inside the store and outside the retail environment more effectively. Fast growth sectors in the industry, such as digital, social media, mobile and search drive growth in activation, as does the increasing importance of shopper marketing. According to Grocery Manufacturers Association’s “Shopper Marketing 5.0” study, shopper marketing alone is a US$50-60 billion category. That is up from an estimated US$35 billion in 2009. It is one of the fastest growing sectors in marketing.

Geometry Global will service its clients with more resource, talent and a bigger geographical footprint than the component agencies could have achieved separately. Geometry Global will operate in 56 markets and employ almost 4,000 activation specialists. The companies bring complementary expertise in consumer activation, trade marketing, shopper marketing, one-to-one marketing and digital activation.

Toby Hoare will be Chairman of Geometry Global and will be based in London. He retains his responsibilities as CEO of JWT Europe and Chairman of JWT London. He will share his time between the two companies. Steve Harding, formerly CEO of OgilvyAction, will be Geometry Global’s first CEO. Harding will be based in New York. Matthew Schetlick, formerly the COO/ CFO of G2, becomes the COO/CFO of Geometry Global and will also be based in New York.

“With peoples’ attitudes and behaviors transformed by the digital and mobile revolution, traditional activation requires both a broader set of capabilities and a laser focused approach to be truly worth the increased investment from marketers,” said Hoare.

Harding added: “The global context adds another dimension as marketers and retailers alike look to capitalize on consumer spending in fast growing markets. Geometry Global combines all these together under one roof in more places around the world than any other network of its kind.”

Geometry Global demonstrates WPP’s commitment to fast growing markets and sectors, such as activation and shopper marketing. Geometry Global will work closely with The Store, WPP’s global retail practice. Last year The Store brought together the specialist resources of over a dozen WPP companies to create The Shopper Marketing Store. That offer harnesses and provides easy access to world-class agencies and experts in the field via a single web portal. Geometry Global will also work closely with Kantar, WPP’s data investment management company, Barrows, a South Africa-based shopper marketing specialist operating in fast growing markets and Smollan Group. Smollan Group is a field marketing, brand activation, marketing intelligence and technology company operating on five continents.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1(212) 632 2239